Exhibit 99.1

Bank of Bermuda Announces 2003 Fourth Quarter and Full Year Results

(Hamilton, Bermuda, 20 January 2004) - Bank of Bermuda Limited (Nasdaq:BBDA; BSX:BOB) today announced fourth quarter diluted earnings per share of $0.94, equivalent to net income of $28.1 million on total revenues of $128.7 million. Full year diluted earnings were $3.13 per share; net income was $92.5 million on total revenues of $465.8 million.

Fourth quarter results included the gain on the sale in December of Bank of Bermuda’s minority holding in a Swiss bank. The quarter also included a recovery on an investment written down in 2001. After excluding items that did not relate to core operations, diluted earnings per share were $0.87.

Full year results included a litigation recovery from 2001 and a gain on the sale of real estate by a Channel Islands subsidiary of the Bank. Total diluted earnings per share from non-core operations were $0.20. Excluding non-core items, 2003 full year diluted earnings per share were $2.93.

In 2002, fourth quarter diluted earnings per share were $0.56, equivalent to net income of $16.6 million on total revenues of $109.3 million. Full year 2002 diluted earnings per share were $2.53, with net income of $77.7 million on total revenues of $421 million. Non-core items in 2002 were nil in the fourth quarter and $0.03 per share for the full year.

Edward H. Gomez, Chief Financial Officer, had the following comments: “In 2003, we were successful in growing non-interest income and managing our operating costs carefully. Results were also bolstered by one-time items both in the fourth quarter and full year. Record foreign exchange earnings were achieved, largely as a result of volumes and volatility that are considered unlikely to continue long term. Interest earnings remained weak in the low rate environment, with growth in customer deposits offset by reduced margins. Tight controls over personnel costs and capital projects resulted in good expense performance in 2003, but will be difficult to sustain in the face of intensified cost pressures driven by competitive conditions, technology and regulatory compliance requirements.”

Chief Executive Officer, Henry B. Smith added: “We are grateful for the tremendous commitment displayed by our staff during the year, and we are extremely pleased to have delivered sound performance for our shareholders in 2003. As Mr. Gomez pointed out, however, we were assisted by a number of non-core items as well as by volatile markets that, while benefiting our core operations, may not continue. Looking forward, we see building cost pressures that must be addressed if we are to maintain the specialised, high-touch business model that has underpinned our historical success. We are also facing growing competition both for clients and skilled staff in our chosen niche markets.”

Quarter Ended 31 December 2003 compared with Quarter Ended 31 December 2002

Total revenue for the 2003 fourth quarter was $128.7 million, up from $109.3 million in the year-ago quarter. 67% of total revenue was contributed by non-interest income, which totalled $86 million compared with $67.1 million last year. Net interest income, before provision for loan losses, was $42.9 million, down $800,000 from $43.7 million in the comparative quarter. Investment and other income of $2.4 million compared with a loss of $1.5 million in the prior year.

Fees from global fund services (GFS) products, the largest portion of non-interest income, were $41.2 million, $10.4 million higher than a year earlier. GFS fees are linked to the value of client assets under administration, which were up year-over-year due to new business and rising equity markets. All geographic regions reported growth. In the Far East, GFS fees were up $5.1 million, primarily in Hong Kong and driven by additional pension fund and hedge fund assets from both new and existing clients. GFS fees in Europe were up $3.1 million, with the majority of the growth generated in the Dublin and Luxembourg offices. In the Americas, the New York office was the key driver of a $2.2 million growth in fees.

Private trust fees increased $600,000 to $7.8 million, as improved client asset values generated higher ad valorum fees. Investment services fees of $11.9 million were up 20% from the same quarter last year, reflecting increased discretionary management and brokerage fees. Assets in Bank of Bermuda proprietary mutual funds totalled $7.5 billion, compared with $6.4 billion a year ago. The increase over the past year was primarily due to investments in the All Points Corporate Money Fund but also assisted by growth in the All Points Multi-Manager Equity and Managed Portfolio Funds.

Foreign exchange earnings of $16.4 million were $4.8 million higher than the year-ago quarter. Significant fourth quarter 2003 volatility in major currencies generated approximately a 40% increase in volume as clients actively managed their exposures. Banking services fees were $6.5 million, compared with $5.9 million a year ago, and were positively impacted by growth in debit and credit card fees and the cessation of a rewards program in 2002.

Net interest income, before allowance for loan losses, decreased from $43.7 million to $42.9 million as the impact of a decline in net interest margin was only partly offset by the effect of growth in customer deposits. The net interest margin declined from 1.84% to 1.52% due to the reduction in size of the outsourced portfolio, which generates a higher gross yield than internally managed assets, and the 75 basis point decline in U.S. base interest rates. The Federal Reserve rate cuts reduced interest earnings as more zero rate floors become effective on interest bearing demand and fixed term deposits. Growth of $454 million in our loan book somewhat mitigated the combined effect of the reduced outsourced portfolio and the rate cuts.

Net provisions for loan losses were $2.6 million, compared with $51,000 in the year-ago quarter, reflecting loan book growth and deterioration in a specific substandard Bermuda-based loan. Impaired loans in total remained unchanged at $20.2 million. The coverage ratio was 149%, up from 121% in the linked quarter.

Investment losses on the outsourced trading portfolio decreased from $2.7 million to $857,000. These losses were more than offset by interest earnings so that on a net basis the outsourced portfolio contributed $2.8 million to net income in the 2003 fourth quarter on an average portfolio balance of $505 million. A year earlier, when the average portfolio size was $1.1 billion, it contributed $7.1 million to net income on the same basis. The 2003 fourth quarter performance on the portfolio was 68 basis points above its target return.

Excluding the investment loss on the outsourced trading portfolio, discussed above, investment and other income was $3.5 million in the quarter. $1.3 million of this total represents a recovery on a non-core investment, which was previously provided for in 2001, and $800,000 represents a gain on disposal of our remaining shareholding in Banque Notz Stucki.

Operating expenses increased by $6.4 million year-over-year to $98.9 million. Salaries and staff benefits combined of $65.3 million were little changed from $64.2 million a year earlier as a reduction in headcount of 100 people worldwide compensated for the effect of adverse exchange rate movements on overseas salaries expenses and certain other staff related increases. Property expenses were up $1.3 million due to investment in overseas offices. Systems and communications costs were slightly lower. General corporate expenses increased by $4.3 million primarily reflecting higher insurance costs from the year-ago quarter.

Income tax expense was $1.8 million, compared with $168,000 in the year ago quarter when income tax was impacted by the release of some tax losses brought forward from prior years in Hong Kong.

- Ends -

Forward Looking Statements

This media release may be deemed to include forward looking statements in that they do not relate strictly to historical facts. These statements often use words such as “anticipate”, “expect”, “intend”, “believe”, “prospects”, “plan”, “goal”, “may”, or other words of similar meaning. These statements may relate to our future plans, objectives and results and represent only our belief regarding these matters, which, by their very nature, are inherently uncertain and outside our control. Such forward looking statements speak only as of the date they are made and involve certain risks and uncertainties, including worldwide economic conditions; volatility and fluctuations in securities markets, foreign exchange rates, and interest rates; inflation; changes in savings rates and investment behaviour; changing pension requirements in target markets; government regulations, including banking regulations; local economic conditions; and competition in the geographic and business areas in which we conduct our operations. These, and other, risks and uncertainties could cause actual results to differ materially from those indicated by forward looking statements. Bank of Bermuda’s 2002 Annual Report includes additional information about factors that could affect actual results in the section entitled “Forward Looking Statements”.

Notes to Editors

The Bank’s results are stated in accordance with generally accepted accounting principles in the United States.

Bank of Bermuda
 Bank of Bermuda is an international financial institution that provides banking, trust, asset management, fund administration and global custody services to its corporate, private and retail clients. Founded in 1889, its global headquarters are in Bermuda, and it has offices or subsidiaries in the Cayman Islands, Cook Islands, Dublin, Guernsey, Hong Kong, Isle of Man, Jersey, Luxembourg, New York, New Zealand, San Francisco, Singapore and Tokyo. It has representative offices in Bahrain and London.

The Bank is a publicly-traded corporation, listed on the Bermuda Stock Exchange (BOB) and NASDAQ (BBDA). Further information on Bank of Bermuda is located on the Internet at www.bankofbermuda.com.

For more information please contact:
Alison J. Satasi, Head of Investor Relations
Bank of Bermuda
Telephone: (441) 299-6851
Facsimile: (441) 299-6559
E-mail: Investor_Relations@BankofBermuda.com